SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934*

(Amendment No. 1)

Sunesis Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, $0.0001 Par Value

(Title of Class of Securities)

867328 50 2

(CUSIP Number)

Scott A. Arenare, Esq.

Managing Director and General Counsel

Warburg Pincus LLC

466 Lexington Avenue

New York, New York 10017

(212) 878-0600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 17, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

NOTE:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 26928A 20 0	Page 2 of 13 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Warburg, Pincus Equity Partners, L.P. I.R.S. #13-3986317
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER 3,868,421
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 3,868,421

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,868,421
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.1%
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 867328 50 2	Page 3 of 13 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Warburg Pincus & Co. I.R.S. #13-6358475
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER 3,868,421
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 3,868,421

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,868,421
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.1%
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 867328 50 2	Page 4 of 13 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Warburg Pincus LLC I.R.S. #13-3536050
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER 3,868,421
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 3,868,421

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,868,421
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.1%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 867328 50 2	Page 5 of 13 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Warburg Pincus Partners LLC I.R.S. #13-4069737
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER 3,868,421
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 3,868,421

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,868,421
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.1%
14	TYPE OF REPORTING PERSON (See Instructions) OO

This Amendment No. 1 to Schedule 13D (this “Amendment”) is being filed on behalf of Warburg, Pincus Equity Partners, L.P., a Delaware limited partnership (together with two affiliated entities, “WPEP”), Warburg Pincus LLC, a New York limited liability company (“WP LLC”), Warburg Pincus & Co., a New York general partnership (“WP”) and Warburg Pincus Partners LLC, a New York limited liability company and a subsidiary of WP (“WPP LLC”). The holdings of Common Stock of WPEP, WP LLC, WP and WPP LLC include certain shares of Common Stock which may be deemed to be beneficially owned by Warburg, Pincus Netherlands Equity Partners I, C.V. (“WPNEP I”) and Warburg, Pincus Netherlands Equity Partners III, C.V. (“WPNEP III” and, together with WPEP and WPNEP I, the “Investors”). WPEP, WP, WP LLC, WPP LLC are collectively referred to as the “Warburg Pincus Reporting Persons”. This Amendment relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Sunesis Pharmaceuticals, Inc., a Delaware corporation (the “Company”). Charles R. Kaye and Joseph P. Landy are Managing General Partners of WP and Managing Members of WP LLC and may be deemed to control the Warburg Pincus Reporting Persons. Messrs. Kaye and Landy disclaim beneficial ownership of all shares held by the Warburg Pincus Reporting Persons.

The Warburg Pincus Reporting Persons are filing this Amendment because they have, pursuant to a certain Common Stock and Warrant Purchase Agreement, dated March 17, 2006, by and among the Company, the Investors and the other parties signatory thereto (the “Purchase Agreement”), acquired certain shares of the Common Stock and certain warrants to purchase shares of the Common Stock, which are exercisable immediately (the “Common Stock Warrants”). As a result of this acquisition,

Page 6 of 13 pages

the percentage of shares of the Common Stock of which the Reporting Persons may be deemed to be the beneficial owners has increased by more than one percent.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended by inserting the following at the end thereof:

The Investors purchased 805,153 shares of Common Stock and 241,546 Common Stock Warrants (collectively, the “New Securities”) pursuant to the Purchase Agreement at a purchase price of $6.2475 per share and associated Common Stock Warrant; it being understood that the aggregate fair market value of the Common Stock Warrants, if issued apart from the Common Stock, was $30,193 ($0.125 per Common Stock Warrant). The aggregate purchase price paid by the Investors for the New Securities was $5,030,193. All of the funds required to acquire the New Securities were obtained from the working capital of the Investors.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended by replacing the first sentence thereof in its entirety with the following:

The acquisition by the Warburg Pincus Reporting Persons of the Common Stock and Common Stock Warrants was effected because of the Warburg Pincus Reporting Persons’ belief that the Common Stock represented, and continues to represent, an attractive investment.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) and 5(b) are hereby amended by replacing them in their entirety with the following:

(a) As of March 17, 2006, each of the Warburg Pincus Reporting Persons may be deemed to beneficially own 3,868,421 shares of the Common Stock,

Page 7 of 13 pages

representing 13.1% of the outstanding Common Stock, based on: the 21,945,375 shares reported by the Company in the Purchase Agreement as outstanding on March 17, 2006 prior to closing under the Purchase Agreement, the 7,246,377 shares of Common Stock issued pursuant to the Purchase Agreement and the 241,546 shares of Common Stock for which the Warburg Pincus Reporting Persons are entitled to subscribe pursuant to the Common Stock Warrants.

(b) Each of the Warburg Pincus Reporting Persons shares the power to vote or to direct the vote and to dispose or to direct the disposition of the 3,868,421 shares of Common Stock it may be deemed to beneficially own.

The Warburg Pincus Reporting Persons are making this single, joint filing because they may be deemed to constitute a “person” or “group” within the meaning of Section 13(d)(3) of the Exchange Act. The filing of this Amendment shall not be construed as an admission of such beneficial ownership or that the Warburg Pincus Reporting Persons constitute a person or group.

The last sentence of Item 5(c) is hereby amended by replacing it in its entirety with the following:

(c) On March 17, 2006, the Investors purchased 805,153 shares of Common Stock and 241,546 Common Stock Warrants at a purchase price of $6.2475 per share and associated Common Stock Warrant, pursuant to the Purchase Agreement. The aggregate purchase price paid by the Warburg Pincus Reporting Persons was $5,030,193. No other transactions in the Common Stock were effected during the past sixty days by the Warburg Pincus Reporting Persons or any of the persons set forth on Schedule I hereto. Charles R. Kaye and Joseph P. Landy are Managing General Partners of WP and

Page 8 of 13 pages

Managing Members of WP LLC and may be deemed to control the Warburg Pincus Reporting Persons. Messrs. Kaye and Landy disclaim beneficial ownership of all shares held by the Warburg Pincus Reporting Persons.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended by inserting the following at the end thereof:

The Investors entered into the Purchase Agreement pursuant to which the Company agreed to issue and sell and the Investors agreed to purchase the New Securities on the Closing Date. The parties executed the Purchase Agreement in reliance upon the exemption from securities registration afforded by the provisions of Regulation D, as promulgated by the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended. Contemporaneously with the acquisition, the Company and the Investors also executed a Registration Rights Agreement, a description of which follows. This summary of the Purchase Agreement is qualified in its entirety by reference to the Purchase Agreement, which is attached hereto, as Exhibit C.

Pursuant to the Common Stock Warrants, the Investors are entitled to subscribe for and purchase in the aggregate 241,546 fully paid and nonassessable shares of the Common Stock, at an exercise price per share equal to $6.21. The Investors may exercise this right in whole or in part, at any time and from time to time from March 17, 2006 (the “Date of Grant”) until the seven year anniversary of the Date of Grant. This summary of the Common Stock Warrants is qualified in its entirety by reference to the Common Stock Warrants, which are attached hereto, as Exhibit D.

Page 9 of 13 pages

Pursuant to the Registration Rights Agreement (the “Registration Rights Agreement”), dated as of March 17, 2006, by and among the Company, the Investors and other parties signatory thereto, the Investors have been granted certain registration rights. The following summarizes certain provisions of the Registration Rights Agreement and is qualified in its entirety by reference to the Registration Rights Agreement, which is attached hereto as Exhibit E:

Pursuant to Section 2(a) of the Registration Rights Agreement, the Company will file with the SEC a registration statement on Form S-1 no later than 35 days after the Closing (as defined in the Purchase Agreement) (the “Filing Deadline”). The registration statement will cover the resale of the shares of the Common Stock issued pursuant to the Purchase Agreement (the “Shares”) and the shares of the Common Stock issuable upon exercise of the Common Stock Warrants (the “Warrant Shares”), as well as additional shares of the Common Stock resulting from stock splits, stock dividends or similar transactions with respect to the Shares (together with the Shares and the Warrant Shares, the “Registrable Securities”).

If a registration statement covering the Registrable Securities is not filed with the SEC on or prior to the Filing Deadline, the Company will make pro rata payments to each Investor in an amount equal to 1% of the aggregate amount invested by each Investor for each 30 day period or pro rata for any portion thereof following the Filing Deadline for which no registration statement is filed with respect to the Registrable Securities, provided that these payments, together with the amount of any

Page 10 of 13 pages

liquidated damages previously paid pursuant to any provision of the Registration Rights Agreement, will not exceed 10% of the aggregate amount invested by each Investor. These payments will be made in cash.

If a registration statement covering the Registrable Securities is not declared effective by the SEC within (a) 35 days after the Filing Date if the SEC will have informed the Company that no review of the registration statement will be made or (b) 105 days after the Filing Date if the SEC will have so informed the Company, the Company will make pro rata payments to each Investor in an amount equal to 1% of the aggregate amount invested by each Investor for each 30 day period or pro rata for any portion thereof following the date by which the registration statement should have been effective, provided that these payments, together with the amount of any liquidated damages previously paid pursuant to any provision of the Registration Rights Agreement, will not exceed 10% of the aggregate amount invested by each Investor. These payments will be made in cash.

If on any day after the date of effectiveness of a registration statement covering the Registrable Securities, sales of all the Registrable Securities required to be included on the registration statement cannot be made pursuant to the registration statement, the Company will make pro rata payments to each Investor in an amount equal to one percent of the aggregate amount invested by each Investor for each 30 day period or pro rata for any portion thereof following the date by which the sales of Registrable Securities under the registration statement cannot be made; provided that these payments, together with the amount of any liquidated damages previously paid

Page 11 of 13 pages

pursuant to any provision of this Agreement, will not exceed 10% of the aggregate amount invested by each Investor. These payments will be made in cash.

Pursuant to a Lock-up Letter Agreement, dated as of March 17, 2006, by and among the Company and the Investors (the “Lock-up Agreement”), without the prior written consent of the Company, the Investors have agreed that they will not, directly or indirectly, (a) offer for sale, sell, pledge or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any shares of Common Stock (including, without limitation, shares of Common Stock that may be deemed to be beneficially owned by the Investors and shares of the Common Stock that may be issued upon exercise of any option or warrant) or securities convertible into or exchangeable for Common Stock, or (b) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of shares of Common Stock for a period of 60 days after March 17, 2006, subject to specified exceptions and subject to extension of the lock-up period pending the effectiveness of the registration statement filed by the Company under the Registration Rights Agreement. This summary of the Lock-up Agreement is qualified in its entirety by reference to the Lock-up Agreement, which is attached hereto, as Exhibit F.

Item 7.	Material to Be Filed as Exhibits.

In addition to the exhibits filed with the original Schedule 13D, the following additional exhibits are filed herewith:

Exhibit C	Common Stock and Warrant Purchase Agreement, dated March 17, 2006, by and among the Company and the Investors.

Page 12 of 13 pages

Exhibit D	Warrants to Purchase Shares of Common Stock of Sunesis Pharmaceuticals, Inc., dated March 17, 2006.

Exhibit E	Registration Rights Agreement, dated March 17, 2006, by and among the Company and the Investors

Exhibit F	Lock-up Letter Agreement, dated March 17, 2006, by and among the Company and the Investors.

Page 13 of 13 pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 22, 2006		WARBURG, PINCUS EQUITY PARTNERS, L.P.
			By:	Warburg Pincus Partners LLC,
its General Partner

				By:	Warburg Pincus & Co.,
its Managing Member

		By:	/s/ Scott A. Arenare
			Name:	Scott A. Arenare
			Title:	Partner

Dated:	March 22, 2006	WARBURG PINCUS & CO.

		By:	/s/ Scott A. Arenare
			Name:	Scott A. Arenare
			Title:	Partner

Dated:	March 22, 2006	WARBURG PINCUS LLC

		By:	/s/ Scott A. Arenare
			Name:	Scott A. Arenare
			Title:	Member

Dated:	March 22, 2006	WARBURG PINCUS PARTNERS LLC

			By:	Warburg Pincus & Co.,
its Managing Member

		By:	/s/ Scott A. Arenare
			Name:	Scott A. Arenare
			Title:	Partner

SCHEDULE I

Set forth below is the name, position and present principal occupation of each of the general partners of Warburg Pincus & Co. (“WP”) and members of Warburg Pincus LLC (“WP LLC”). The sole general partner of Warburg Pincus Private Equity IX, L.P. (“WP IX”) is Warburg Pincus IX, LLC (“WP IX LLC”), an indirect subsidiary of WP. WP IX, WP IX LLC, WP and WP LLC are hereinafter collectively referred to as the “Reporting Entities”. Except as otherwise indicated, the business address of each of such persons is 466 Lexington Avenue, New York, New York 10017, and each of such persons is a citizen of the United States.

GENERAL PARTNERS OF WP

NAME	PRESENT PRINCIPAL OCCUPATION IN ADDITION TO POSITION WITH WP, AND POSITIONS WITH THE REPORTING ENTITIES

Joel Ackerman	Partner of WP; Member and Managing Director of WP LLC

Scott A. Arenare	Partner of WP; Member and Managing Director of WP LLC

Gregory Back	Partner of WP; Member and Managing Director of WP LLC

David Barr	Partner of WP; Member and Managing Director of WP LLC

Harold Brown	Partner of WP; Member and Managing Director of WP LLC

Sean D. Carney	Partner of WP; Member and Managing Director of WP LLC

Mark Colodny	Partner of WP; Member and Managing Director of WP LLC

David A. Coulter	Partner of WP; Member and Managing Director of WP LLC

Timothy J. Curt	Partner of WP; Member and Managing Director of WP LLC

W. Bowman Cutter	Partner of WP; Member and Managing Director of WP LLC

Cary J. Davis	Partner of WP; Member and Managing Director of WP LLC

Michael Graff	Partner of WP; Member and Managing Director of WP LLC

Patrick T. Hackett	Partner of WP; Member and Managing Director of WP LLC

Jeffrey A. Harris	Partner of WP; Member and Managing Director of WP LLC

Stewart J. Hen	Partner of WP; Member and Managing Director of WP LLC

William H. Janeway	Partner of WP; Member and Vice Chairman of WP LLC

Julie A. Johnson Staples	Partner of WP; Member and Managing Director of WP LLC

Chansoo Joung	Partner of WP; Member and Managing Director of WP LLC

Peter R. Kagan	Partner of WP; Member and Managing Director of WP LLC

Charles R. Kaye	Managing General Partner of WP; Managing Member and Co-President of WP LLC

Henry Kressel	Partner of WP; Member and Managing Director of WP LLC

Kevin Kruse	Partner of WP; Member and Managing Director of WP LLC

Joseph P. Landy	Managing General Partner of WP; Managing Member and Co-President of WP LLC

Sidney Lapidus	Partner of WP; Member and Managing Director of WP LLC

Kewsong Lee	Partner of WP; Member and Managing Director of WP LLC

Jonathan S. Leff	Partner of WP; Member and Managing Director of WP LLC

Philip Mintz	Partner of WP; Member and Managing Director of WP LLC

Rodman W. Moorhead III	Partner of WP; Member and Managing Director of WP LLC

James Neary	Partner of WP; Member and Managing Director of WP LLC

Bilge Ogut	Partner of WP; Member and Managing Director of WP LLC

Dalip Pathak	Partner of WP; Member and Managing Director of WP LLC

Lionel I. Pincus	Partner of WP; Member and Chairman of WP LLC

Michael F. Profenius	Partner of WP; Member and Managing Director of WP LLC

Stan Raatz	Partner of WP; Member and Managing Director of WP LLC

Henry B. Schacht	Partner of WP; Member and Managing Director of WP LLC

Steven G. Schneider	Partner of WP; Member and Managing Director of WP LLC

Mimi Strouse	Partner of WP; Member and Managing Director of WP LLC

Patrick Sullivan	Partner of WP; Member and Managing Director of WP LLC

Barry Taylor	Partner of WP; Member and Managing Director of WP LLC

Christopher H. Turner	Partner of WP; Member and Managing Director of WP LLC

John L. Vogelstein	Partner of WP; Member and Vice Chairman of WP LLC

John R. Vrolyk	Partner of WP; Member and Managing Director of WP LLC

Elizabeth H. Weatherman	Partner of WP; Member and Managing Director of WP LLC

David J. Wenstrup	Partner of WP; Member and Managing Director of WP LLC

Rosanne Zimmerman	Partner of WP; Member and Managing Director of WP LLC

Pincus & Company LLC*

NL & Co.**

Warburg Pincus VP Partnership, L.P.***

*	New York limited liability company; primary activity is ownership interest in WP and WP LLC

**	New York limited partnership; primary activity is ownership interest in WP

***	Delaware limited partnership; primary activity is ownership interest in WP

MEMBERS OF WP LLC

NAME	PRESENT PRINCIPAL OCCUPATION IN ADDITION TO POSITION WITH WP LLC, AND POSITIONS WITH THE REPORTING ENTITIES

Joel Ackerman	Member and Managing Director of WP LLC; Partner of WP

Scott A. Arenare	Member and Managing Director of WP LLC; Partner of WP

Gregory Back	Member and Managing Director of WP LLC; Partner of WP

David Barr	Member and Managing Director of WP LLC; Partner of WP

Harold Brown	Member and Managing Director of WP LLC; Partner of WP

Sean D. Carney	Member and Managing Director of WP LLC; Partner of WP

Stephen John Coates (1)	Member and Managing Director of WP LLC

Mark Colodny	Member and Managing Director of WP LLC; Partner of WP

David A. Coulter	Member and Managing Director of WP LLC; Partner of WP

Timothy J. Curt	Member and Managing Director of WP LLC; Partner of WP

W. Bowman Cutter	Member and Managing Director of WP LLC; Partner of WP

Cary J. Davis	Member and Managing Director of WP LLC; Partner of WP

Rajiv Ghatalia (2)	Member and Managing Director of WP LLC

Michael Graff	Member and Managing Director of WP LLC; Partner of WP

Patrick T. Hackett	Member and Managing Director of WP LLC; Partner of WP

Jeffrey A. Harris	Member and Managing Director of WP LLC; Partner of WP

Stewart J. Hen	Member and Managing Director of WP LLC; Partner of WP

William H. Janeway	Member and Vice Chairman of WP LLC; Partner of WP

Julie A. Johnson Staples	Member and Managing Director of WP LLC; Partner of WP

Chansoo Joung	Member and Managing Director of WP LLC; Partner of WP

Peter R. Kagan	Member and Managing Director of WP LLC; Partner of WP

Charles R. Kaye	Managing Member and Co-President of WP LLC; Managing General Partner of WP

Rajesh Khanna (2)	Member and Managing Director of WP LLC

Henry Kressel	Member and Managing Director of WP LLC; Partner of WP

Kevin Kruse	Member and Managing Director of WP LLC; Partner of WP

Joseph P. Landy	Managing Member and Co-President of WP LLC; Managing General Partner of WP

Sidney Lapidus	Member and Managing Director of WP LLC; Partner of WP

Kewsong Lee	Member and Managing Director of WP LLC; Partner of WP

Jonathan S. Leff	Member and Managing Director of WP LLC; Partner of WP

Jeff Leng (3)	Member and Managing Director of WP LLC

David Li (4)	Member and Managing Director of WP LLC

Nicholas J. Lowcock (1)	Member and Managing Director of WP LLC

Philip Mintz	Member and Managing Director of WP LLC; Partner of WP

Rodman W. Moorhead III	Member and Managing Director of WP LLC; Partner of WP

James Neary	Member and Managing Director of WP LLC; Partner of WP

Bilge Ogut	Member and Managing Director of WP LLC; Partner of WP

Dalip Pathak	Member and Managing Director of WP LLC; Partner of WP

Lionel I. Pincus	Member and Chairman of WP LLC; Partner of WP

Pulak Chandan Prasad (2)	Member and Managing Director of WP LLC

Michael F. Profenius	Member and Managing Director of WP LLC; Partner of WP

Stan Raatz	Member and Managing Director of WP LLC; Partner of WP

Henry B. Schacht	Member and Managing Director of WP LLC; Partner of WP

Steven G. Schneider	Member and Managing Director of WP LLC; Partner of WP

Joseph C. Schull (5)	Member and Managing Director of WP LLC

Mimi Strouse	Member and Managing Director of WP LLC; Partner of WP

Patrick Sullivan	Member and Managing Director of WP LLC; Partner of WP

Chang Q. Sun (4)	Member and Managing Director of WP LLC

Barry Taylor	Member and Managing Director of WP LLC; Partner of WP

Christopher H. Turner	Member and Managing Director of WP LLC; Partner of WP

Simon Turton (1)	Member and Managing Director of WP LLC

John L. Vogelstein	Member and Vice Chairman of WP LLC; Partner of WP

John R. Vrolyk	Member and Managing Director of WP LLC; Partner of WP

Elizabeth H. Weatherman	Member and Managing Director of WP LLC; Partner of WP

David J. Wenstrup	Member and Managing Director of WP LLC; Partner of WP

Peter Wilson (1)	Member and Managing Director of WP LLC

Jeremy S. Young (1)	Member and Managing Director of WP LLC

Rosanne Zimmerman	Member and Managing Director of WP LLC; Partner of WP

Pincus & Company LLC*

(1)	Citizen of United Kingdom

(2)	Citizen of India

(3)	Citizen of China

(4)	Citizen of Hong Kong

(5)	Citizen of Canada

*	New York limited liability company; primary activity is ownership interest in WP and WP LLC

As of February 15, 2006